Exhibit 23.1

Consent of Independent Registered Public Accounting Firm
The Board of Directors
Liberty Media Corporation:
We consent to the incorporation by reference in the registration statement on Form S-8 regarding the Liberty Media Corporation 2013 Incentive Plan of our reports, dated February 27, 2013, with respect to the consolidated balance sheets of Liberty Media Corporation and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive earnings (loss), cash flows, and equity for each of the years in the three-year period ended December 31, 2012, and the effectiveness of internal control over financial reporting as of December 31, 2012. Our report on the consolidated financial statements refers to a change to the method of recognizing revenue and a change to the timing of recognizing the share of earnings (loss) of certain equity method investments.
/s/ KPMG LLP
Denver, Colorado
July 18, 2013